Proskauer Rose LLP

February 10, 2011

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: H. Christopher Owings, Esq.

  Re:
  GNC Acquisition Holdings Inc.
  Registration Statement on Form S-1
  Initially filed on September 28, 2010
  Amendment No. 1 filed on January 18, 2011
  Amendment No. 2 filed on February 10, 2011
  File No. 333-169618

Dear Mr. Owings:

        On behalf of GNC Acquisition Holdings Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated January 27, 2011 relating to the above-referenced registration statement (the "Registration Statement") of the Company filed with the Commission on Form S-1 (File No. 333-169618) on September 28, 2010, and amended on January 18, 2011 (the Registration Statement, as amended, "Amendment No. 1").

        The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2"), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1 filed with the Commission on January 18, 2011.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 2.

  1.
  If the selling stockholders will include your affiliates, then please disclose such fact here and in "Prospectus Summary—The Offering."

  Response to Comment 1:

        The Company has revised its disclosure on the cover of the prospectus and in the "Prospectus Summary—The Offering" in response to the Staff's comment.

  2.
  Please clarify in the second paragraph, first sentence that your assertion is based on information you compiled based on information in the filings of your primary competitors. In the second paragraph, third sentence, please also clarify the meaning of your assertion that you are "a category leader in innovation."

  Response to Comment 2:

        The Company has clarified in the second paragraph, first sentence that its assertion is based on information that it has compiled from the public securities filings of its primary competitors. In addition, the Company has deleted the assertion that it is a "category leader in innovation."

  3.
  We note your response to comment 17 in our letter dated October 28, 2010. However, the market opportunity language continues to overwhelm the depiction of your business. Please balance the summary discussion with the specific risks that you face. For example, when discussing your competitive strengths, also disclose the risk that your substantial debt could place you at a competitive disadvantage compared to your competitors that have less debt, which you describe on page 15.

  Response to Comment 3:

        The Company has revised its disclosure on pages 6 through 7 in response to the Staff's comments.

  4.
  Please briefly describe how the Sponsors acquired their shares of common stock. Also disclose in tabular format in this subsection or under a separate heading in "Summary" any payments, compensation or the value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from:

    •
    dividends on your common or preferred stock;

    •
    equity awards granted or vested in connection with the offering; and

    •
    any proceeds of this offering.

  Response to Comment 4:

        The Company has revised its disclosure on page 6 in response to the Staff's comment.

  5.
  Please revise the last two sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

  Response to Comment 5:

        The Company has revised its disclosure on page 7 in response to the Staff's comment.

  6.
  We note your response to comment 18 in our letter dated October 28, 2010. Please disclose in this subsection the conversion rights associated with the Class A common stock and the Class B common stock.

  Response to Comment 6:

        The Company has revised its disclosure on page 8 in response to the Staff's comment.

  7.
  Please tell us why net cash provided by (used in) operating activities and net cash provided by (used in) financing activities do not agree with amounts stated in the statements of cash flows on page F-8 or revise as appropriate. Any revisions should also be made to Selected Consolidated Financial Data on page 39.

  Response to Comment 7:

        The net cash provided by (used in) operating activities and net cash provided by (used in) financing activities as set forth on page 11 have been revised to be consistent with the amounts set forth in the statements of cash flows on page F-8.

  8.
  Please clarify whether the expansion into China is part of your retail operations or your franchising operations. We note that this risk factor implies that the expansion is part of your retail operations, but the discussion of your operating income on page 47 classifies the start-up expenses related to your operations in China as part of your franchising operations.

  Response to Comment 8:

        The Company has revised its disclosure on page 26 in response to the Staff's comment. The Company supplementally advises the Staff that its current operations in China relate to sales made to an existing franchisee who resold the items to a Chinese retailer. As such, all expenses related to such operations were recognized as part of the Company's Franchise segment.

  9.
  Please identify the persons or class of persons that hold your outstanding shares of Series A preferred stock. If any such persons are affiliates, then please disclose the amount of Series A preferred stock that will be redeemed from each affiliate.

  Response to Comment 9:

        The Company has revised its disclosure on page 37 in response to the Staff's comment.

  10.
  Please tell us if you consider the Series A preferred stock held by your subsidiary to be outstanding and if amounts were eliminated in consolidation. It appears that outstanding Series A preferred stock is inconsistent with the information disclosed in the first paragraph on page 139.

  Response to Comment 10:

        The Company does not consider the Series A preferred stock held by its subsidiary to be outstanding. The Company has revised its disclosure throughout the prospectus accordingly.

  11.
  We note your response to comment 26 in our letter dated October 28, 2010. Please tell us why the net tangible book deficit and net tangible book deficit per share amounts do not equal amounts included in the computation provided to us.

  Response to Comment 11:

        The Company has provided a revised computation of net tangible book deficit per share amounts below, which is now consistent with the net tangible book deficit set forth on page 39.

  Net tangible book value of common stock:

  in thousands

	June 30, 2010	September 30, 2010
Stockholders' Equity	$5,794	$815,217
Intangibles:
Goodwill	624,910	624,920
Brands	720,000	720,000
Other Intangibles	150,607	148,873
Deferred taxes	(290,389)	(289,503)
Deferred financing fees, net	16,287	15,216

Net tangible book value	(435,621)	(404,289)

Shares outstanding:
A	59,185	59,199
B	28,169	28,169

Total Shares outstanding	87,354	87,368

Value per share	$(4.99)	$(4.63)

  12.
  We note your response to comment 29 in our letter dated October 28, 2010 and the revisions to your disclosure in the analysis and discussion of revenues for the nine month periods. Please provide similar disclosures for the annual periods presented or tell us why quantification of same store sales and sales attributable to new store openings and franchise store acquisitions are not meaningful to investors.

  Response to Comment 12:

        The disclosure for comparison of the years ended December 31, 2009 and December 31, 2008, and the year ended December 31, 2008 to the 2007 Successor Period have been revised in response to the Staff's comment. The disclosure of the 2007 Predecessor Period has not been revised, as the Company believes that presentation of such information would not be meaningful to investors, as the discussion is not a comparison of the financial results for two periods, but rather, a discussion of significant differences in financial results for an approximately 2 1/2 month period.

  13.
  Please file the agreements governing the leases of your two manufacturing facilities, three distribution centers and corporate headquarters described in the first paragraph on page 87, or explain to us why you do not believe such agreements are "material leases." See Item 601(b)(10)(ii)(D) of Regulation S-K.

  Response to Comment 13:

        The Company has filed as an exhibit to Amendment No. 2 the lease agreement with respect to the Greenville, South Carolina manufacturing facility. The Company does not believe the lease agreement related to the Anderson, South Carolina distribution center and manufacturing facility is material in amount or significance. The Company does not believe that the lease agreement is material in amount as the Company does not pay rent on the facility, but instead receives a tax benefit in the amount of less than $1 million annually. Further, the Company does not believe the lease agreement is material in significance, as the Company believes that alternative locations would be generally available in the area if the Company was required to relocate. Moreover, the Company has the right to purchase the facility at any time during the lease for $1.00, subject to a loss of the tax benefit. Similarly, the Company believes its lease agreements for its other distribution centers are not material in either amount or significance. The annual rent payments due under the respective lease agreements for the Company's distribution centers in Leetsdale, Pennsylvania and Phoenix, Arizona are both significantly less than $1 million and warehouse space in each area is generally available.

        The Company does not believe its lease for its corporate headquarters is material in amount or significance. The lease agreement is with Gustine Sixth Avenue Associates, Ltd., an entity in which the Company has a 75% interest in the partnership's profits and losses, and the partnership is included in the Company's consolidated financial statements. Moreover, the lease is primarily for office space, which is generally available in the downtown Pittsburgh area. As a result, the Company does not believe the lease for its corporate headquarters is material in amount or significance.

  14.
  Rather than referring to the notes to your financial statements, please include in this section the disclosure required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and quantify the relief sought. Also include any proceedings required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

  Response to Comment 14:

        The Company has revised its disclosure on pages 90 through 93 in response to the Staff's comment.

  15.
  Please provide the executive compensation disclosure with respect to your fiscal year ended December 31, 2010 and allow us sufficient time to review such disclosure before requesting acceleration of effectiveness of the registration statement.

  Response to Comment 15:

        The Company has provided the executive compensation disclosure with respect to its fiscal year ended December 31, 2010.

  16.
  Please clarify in the first paragraph whether you intend to adopt the Amended Plan before or after the completion of the offering.

  Response to Comment 16:

        The Company has revised its disclosure on page 110 in response to the Staff's comment.

  17.
  We note your response to comment 52 in our letter dated October 28, 2010. Please disclose in footnote 10 the natural person(s) who have sole or shared voting or investment power over OTPP. If such persons are the nine persons on OTPP's board of directors, then please identify such nine individuals. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 17:

        The Company has revised its disclosure in footnote 18 on page 139 in response to the Staff's comment.

  18.
  For each selling stockholder, other than a Sponsor, please disclose in the related footnote how such selling stockholder acquired the shares that it is selling.

  Response to Comment 18:

        The Company has revised its disclosure on pages 138 through 139 in response to the Staff's comment.

  19.
  Please update the amount of the related party transactions as of December 31, 2010.

  Response to Comment 19:

        The Company has revised its disclosure on pages 140 through 144 in response to the Staff's comment.

  20.
  We note that, based on your inclusion in "Item 16(A). Exhibits" of Exhibits 4.9 and 4.10, you intend to file a form of second amended and restated stockholders agreement among you, Ares, OTPP and other stockholders party thereto as Exhibit 4.9 and a form of stockholders agreement among you, Ares and OTPP as Exhibit 4.10. Please clarify to us whether the disclosure included in the second through third paragraphs of this section refer to the agreement you intend to file as Exhibit 4.9 or Exhibit 4.10. Please also briefly explain to us how Exhibits 4.9 and 4.10 will be different from each other and disclose the material terms of both agreements in this section and throughout the prospectus, as applicable.

  Response to Comment 20:

        The Company has revised its disclosure throughout the prospectus to clarify that Ares, OTPP and the Company will enter into the New Stockholders Agreement in connection with the consummation of the offering and that the parties to the Amended and Restated Stockholders Agreement will enter into the Second Amended and Restated Stockholders Agreement. In addition, the Company has disclosed the material terms of both agreements throughout the prospectus as applicable.

  21.
  We note your response to comment 14 in our letter dated October 28, 2010. Because 62,833 shares of your Series A preferred stock will continue to be held by General Nutrition Centers, Inc. after the completion of the offering, please discuss in this section the rights associated with your Series A preferred stock. See Items 202(a)(4) of Regulation S-K.

  Response to Comment 21:

        After filing Amendment No. 1, the Company determined that it intends to use proceeds from the offering, together with cash on hand, to redeem all of the issued shares of Series A preferred stock (including the shares held by Centers) immediately following the completion of the offering. Accordingly, the Company has revised its disclosure throughout the prospectus to reflect the proposed redemption of all the issued shares of Series A preferred stock.

  22.
  Please revise to correct the number of shares of preferred stock authorized for issuance and revise the number of issued and outstanding shares of preferred stock and Class A common stock to reflect treasury stock. Please also disclose shares issued and shares outstanding at each balance sheet date.

  Response to Comment 22:

        The Company has revised its disclosure on pages F-5 and F-66 in response to the Staff's comment.

  23.
  We note your response to comments 68 and 78 in our letter dated October 28, 2010. Please tell us your basis in GAAP for recording special dividends paid on the class B common stock in other selling, general and administrative expenses rather than retained earnings. Please also tell us how management assessed the nature of special dividend payments in determining the appropriate classification. In addition, please tell us why the class B common stock does not meet the definition of a participating security and why the securities should not be included in the computation of basic earnings per share using the two-class method. Please be sure to discuss your consideration of the guidance in ASC 260-10-45-59A through ASC 260-10-45-70.

  Response to Comment 23:

        In determining the proper accounting for the special dividends paid on the Class B common stock, the Company considered the substance of its arrangements with the Sponsors, Ares and OTPP. Each Sponsor is entitled to receive a fixed annual payment of $750,000. In both cases the payment is made quarterly over a term of ten years. As disclosed in the Registration Statement, in accordance with the terms of the arrangements, these payments will cease in the event of an initial public offering and each Sponsor will receive a payment equal to the net present value of the aggregate amount due during the remainder of the term, calculated in good faith by the Company's Board of Directors. The respective payments are unrelated to the number of shares held by either Sponsor and the sole purpose of the special dividend is to equalize the payments between the Sponsors. As a result, the Company believes that it is consistent to account for each of the payments in the same manner, and, specifically, as selling, general and administrative expenses.

        Except with respect to the special dividend, the economic rights and privileges of the holders of Class A common stock and Class B common stock are substantially identical; the Class A common stock and Class B common stock are entitled to share in all distributions of the Company on a pari passu basis based on the number of shares held. This is consistent with the parties' intent to put the Sponsors on economically equal footing. Applying ASC 260-10-45-59A, after excluding the special dividend, the classes do not have different dividend rights or any different rights to receive the undistributed earnings of the Company. Based on the foregoing, the Company believes that application of the two-class method would be contrary to both the parties' intent and the substance of the arrangements. As a result, the Company believes that the Class B common stock should not be treated as a participating security and has presented its earnings per share calculations on a combined basis between the Class A and Class B common stock.

        The Company believes this conclusion and presentation are analogous to the December 11, 2006 speech by Cathy J. Cole before the 2006 AICPA National Conference on Current SEC and PCAOB Developments. The Company believes that its focus on the substance of the arrangements—and primarily the fact that the dividend rights are otherwise equal after excluding the special dividend—is substantively consistent with the analysis articulated in the speech.

  24.
  We note your response to comment 70 in our letter dated October 28, 2010. Please tell us how you considered the guidance in ASC 330-10-S99-2 in your presentation of the reserve for obsolescence.

  Response to Comment 24:

        Consistent with the guidance in ASC 330-10-599-2, the carrying value of inventory is adjusted when the Company believes that the utility of the inventory is no longer equal to its cost. The Company's reserve for obsolescence is based upon a methodology that considers, among other things, current inventory on hand, current sell-through rates, and expiration dates of inventory. A reserve for obsolescence is created to reduce the carrying value of inventory to the expected realized value. Such reserve write-downs are permanent in nature. Any recoveries of amounts previously reserved have historically not been material and are recognized when the inventory is sold, or otherwise disposed of or liquidated. In order to facilitate tracking and analyzing inventory obsolescence, management has historically utilized a reserve account and has historically presented the separate components in the footnotes to the financial statements. After consideration of the Staff's comment, management has revised its presentation to present inventory on a net basis only.

  25.
  We note your response to comment 76 in our letter dated October 28, 2010. Please disclose the fair value of the Class A common stock used in your Black-Scholes valuation for the 2007 successor and predecessor periods.

  Response to Comment 25:

        The Company has revised its disclosure on page F-47 in response to the Staff's comment. The Company advises the Staff that there were no option grants in the 2007 Predecessor Period.

  26.
  We note your response to comment 81 in our letter dated October 28, 2010. Please revise the description for Exhibit 10.29 to state, if correct, that it is included in the documents incorporated into the registration statement as Exhibit 10.28, instead of Exhibit 10.26. Please also make a similar revision to the Exhibit Index.

  Response to Comment 26:

        The Company has revised its disclosure on pages II-6 and II-16 in response to the Staff's comment.

  27.
  We note your response to comment 83 in our letter dated October 28, 2010. Please explain to us why reductions in anticipated losses due to a reduction in inventory or an improvement in the aging and movement of inventory are not equivalent to recognizing a recovery of market value prior to sale or disposition of the inventory.

  Response to Comment 27:

        As clarified in the response to comment No. 24 above, reductions of the reserves are recognized only when inventory on hand is reduced due to sales, disposal or liquidation of the inventory. After consideration of the Staff's comment, management has removed the inventory reserve from Schedule II since the reserve represents a permanent write-down of inventory and not a valuation allowance.

**********

        Please direct your questions or comments regarding this response letter or Amendment No. 2 to the undersigned at (310) 284-5607. Thank you in advance for your assistance.

Respectfully submitted,
/s/ Philippa M. Bond Philippa M. Bond, Esq.
cc:
Gerald J. Stubenhofer, Jr., Esq. (GNC Acquisition Holdings Inc.)
Robert E. Buckholz, Jr., Esq. (Sullivan & Cromwell LLP)